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Milan

Attn:	Eric Atallah

Mary Mast

Courtney Lindsay

Joe McCann

FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Re:	Ortho Clinical Diagnostics Holdings plc

Registration Statement on Form S-1 (File No. 333-251875)

Filed on January 4, 2021

CIK No. 0001828443

Ladies and Gentlemen:

Ortho Clinical Diagnostics Holdings plc (the “Company”) filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on January 4, 2021. The Company desires to supplementally provide information to the staff of the Commission (the “Staff”) regarding the fair market values used as the basis for determining equity-based compensation in connection with the grants of restricted shares, restricted stock units and stock options since September 29, 2019 by Ortho-Clinical Diagnostics Bermuda Co. Ltd., which, upon consummation of the Reorganization (as defined below), will be the direct, wholly owned subsidiary of the Company (“Ortho Bermuda” and, together with the Company and their subsidiaries, “Ortho”), and which awards, upon consummation of the Reorganization, will be assumed by the Company.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this letter has been separately filed with the Commission.

The Company respectfully advises the Staff that the Company believes that the per share fair market values used as the basis for determining equity-based compensation in connection with the grants have been reasonable and appropriate for the reasons set forth below. The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the board of directors of the Company and reflecting the input from the lead underwriters for its planned initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per ordinary share of the Company (the “Preliminary IPO Price Range”), with a midpoint of the anticipated price range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC PURSUANT TO 17 C.F.R. § 200.83

January 8, 2021

Range and Preliminary Assumed IPO Price is provided on a pre-Reorganization basis and does not give effect to the anticipated forward share split and the Company’s planned Reorganization that Ortho Bermuda or the Company, as applicable, intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement.

Reorganization

Prior to the consummation of the IPO, the Company intends to complete a corporate reorganization (the “Reorganization”). Prior to the Reorganization, the Company’s management and certain other equity holders held restricted shares, restricted stock units and stock options in Ortho Bermuda. In addition, all of Ortho’s equity-based compensation was issued pursuant to Ortho Bermuda’s 2014 Equity Incentive Plan (the “2014 Plan”). Ortho is currently anticipating implementing a forward share split at Ortho Bermuda, which will increase the number of common shares of Ortho Bermuda to be outstanding prior to the Reorganization. In order for management and certain other holders to hold the Company’s ordinary shares directly, part of the Reorganization will also include the Company entering into one or more exchange agreements with such holders (collectively, the “Exchange Agreements”), pursuant to which such holders will exchange common shares of Ortho Bermuda for ordinary shares of the Company on a 1-for-1 basis following the above-mentioned share split. Further, the holders of outstanding grants pursuant to the 2014 Plan shall automatically have their grants assumed and converted into restricted shares and restricted stock units of, and options to purchase, the Company’s ordinary shares on a pro rata basis with an adjusted exercise price reflecting the above-mentioned share split. In connection with this assumption, the Company will also assume the 2014 Plan (the “Equity Plan Assumption”). The share split and share exchange will result in the holders of Ortho Bermuda’s common shares maintaining the same ownership percentage in the Company following the Reorganization as they held in Ortho Bermuda prior to the Reorganization.

All common share data of Ortho Bermuda and ordinary share data of the Company reflected in this letter is on a pre-Reorganization basis.

Grants

The board of directors of Ortho Bermuda (the “Board of Directors”), with input from management, determined the estimated fair value of Ortho Bermuda’s common shares after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement. Set forth below in this letter is a discussion of each valuation and grant, along with a comparison of the estimated fair values of the Company’s ordinary shares to the Preliminary Assumed IPO Price. The Company respectfully submits that even if the share-based compensation expense had been calculated using the high-end of the Preliminary IPO Price Range for all of the grants issued since September 29, 2019, the increase in share-based compensation expense for the fiscal year ended January 3, 2021 would have been less than $[***] million and not material to the Company’s financial statements or results.

The following table summarizes, by grant date, the number of common shares of Ortho Bermuda underlying the grants made since September 29, 2019, as well as the estimated fair value per share of Ortho Bermuda’s common shares and the per share exercise price to determine share-based compensation expense for financial reporting purposes, and assuming the Reorganization had not yet occurred as of such date.

Grant Date	Type of Award	Aggregate Number of Shares Issued or Issuable in the Grants	Exercise Price Per Share	Fair Market Value Per Share for Financial Reporting
December 12, 2019	Restricted Shares	[***]	N/A	$[***]
December 20, 2019	Option	[***]	$[***]	$[***]

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC PURSUANT TO 17 C.F.R. § 200.83

January 8, 2021

March 24, 2020	Option	[***]	$[***]	$[***]
March 31, 2020	Option	[***]	$[***]	$[***]
July 7, 2020	Option	[***]	$[***]	$[***]
July 27, 2020	Option	[***]	$[***]	$[***]
August 9, 2020	Restricted Shares	[***]	N/A	$[***]
August 21, 2020	Option	[***]	$[***]	$[***]
September 7, 2020	Option	[***]	$[***]	$[***]
September 8, 2020	Option	[***]	$[***]	$[***]
September 30, 2020	Restricted Shares	[***]	N/A	$[***]
October 26, 2020	Option	[***]	$[***]	$[***]
November 27, 2020	Option	[***]	$[***]	$[***]
November 27, 2020	Restricted Shares	[***]	N/A	$[***]
December 14, 2020	Option	[***]	$[***]	$[***]
December 14, 2020	Restricted Shares	[***]	N/A	$[***]
December 15, 2020	Restricted Stock Units	[***]	N/A	$[***]

The recipients of these grants were employees, consultants or directors of Ortho as of the date of grant.

The restricted shares granted in the table above vest (i) with respect to [***] shares granted to directors of Ortho Bermuda, as to 12.5% of such shares each quarter following the vesting commencement date, (ii) with respect to [***] shares granted to a director and chief executive officer of Ortho Bermuda, as to 100% of such shares on September 9, 2022, (iii) with respect to [***] shares granted to a director and chief executive officer of Ortho Bermuda, in installments beginning six months after the consummation of the IPO and upon attaining share price targets ranging from $25.00 to $40.00, (iv) with respect to [***] shares granted to an employee of Ortho Bermuda, in three annual installments over three years and (v) with respect to [***] shares granted to a director and chief executive officer of Ortho Bermuda, beginning 180 days after the consummation of the IPO, subject to the Company’s ordinary shares attaining 30-day volume weighted average closing stock prices ranging from $25 to $40 per share.

The restricted stock units in the table above vest in full in a single installment on the date that is six months following the closing of the IPO, provided the IPO closes on or prior to December 31, 2021. If the IPO does not close on or prior to December 31, 2021, such restricted stock units will vest in full in a single installment on January 2, 2022.

The stock options in the table above vest and become exercisable as to half of the shares subject to such option grant, pursuant to a time-based vesting schedule by which 1/3rd of such shares vest on each anniversary of the vesting commencement date and as to half of the shares subject to such option grant, pursuant to a performance-based vesting requirement that the per-share share price meets or exceeds $32.50, subject to the Company’s principal shareholder having attained certain cash returns on its investment in the Company. The performance-based portion of the grants will also vest at such time as the

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC PURSUANT TO 17 C.F.R. § 200.83

January 8, 2021

Company’s principal shareholder has sold shares representing 50% or more of its investment in the Company following the consummation of the IPO, provided that it attains certain prescribed return hurdles in connection with such sales. The time-based portion of the grants are also subject to earlier vesting at such time as the Company’s principal shareholder has sold shares representing 50% or more of its investment in the Company.

In the case of each grant, vesting is subject to the holder continuing to provide services to the Company through such vesting date.

Summary of Valuations and Determinations of Fair Market Value

The Board of Directors has considered numerous objective and subjective factors and input from management, to determine the fair market value of Ortho Bermuda’s shares. In determining the fair market value of Ortho Bermuda’s shares at various times, the Board of Directors and management have also considered independent third-party valuations of Ortho Bermuda’s shares. These independent third-party valuations have used both the income approach and the market approach, with equal weights assigned to each. The income approach utilized the discounted cash flow methodology based on prepared annual projections of future cash flows, which were projected at long-term sustainable growth rates consistent with long-term inflationary and industry expectations. These projections of future cash flows were based on estimated net debt-free cash flows and were discounted to the valuation date using a weighted-average cost of capital estimated based on market participant assumptions. When selecting comparable companies for the market approach, consideration was given to industry similarity, their specific products offered, financial data availability and capital structure. Under the market approach, Ortho Bermuda’s enterprise value is based on trading multiples of these comparable companies.

A comparison of the fair value of Ortho Bermuda’s shares as estimated by independent third-party valuation reports from December 20, 2019 through October 26, 2020 is set forth below (assuming the Reorganization had not yet occurred as of such date):

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share			Percentage Increase in Fair Value Per Share Compared to Preceding Valuation
December 20, 2019	$	[	***](1)	[	***]%
May 27, 2020	$	[	***](1)	[	***]%
October 26, 2020	$	[	***](2)	[	***]%

(1)

Fair value per share determined by assigning equal weight to a scenario where Ortho Bermuda successfully completes an initial public offering and a scenario where Ortho Bermuda is involved in a successful sale transaction, as described in further detail below.

(2)

Fair value per share determined by assigning a 70% probability to a scenario where Ortho Bermuda successfully completes an initial public offering and a 30% probability to a scenario where Ortho Bermuda is involved in a successful sale transaction, as described in further detail below.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC PURSUANT TO 17 C.F.R. § 200.83

January 8, 2021

December 20, 2019 Fair Value Determination

In December 2019, Ortho Bermuda obtained an independent third-party valuation of its shares, pursuant to which Ortho Bermuda determined that the fair value of the shares was $[***] per share as of December 20, 2019 (the “First Valuation”). In determining the First Valuation, the independent third-party valuation applied the income approach and the market approach in which two scenarios were evaluated: (i) a scenario where Ortho Bermuda successfully completes an initial public offering in the near term (the “IPO Scenario”) and (ii) a scenario where Ortho Bermuda is involved in a successful sale transaction (the “Sale Scenario”). Each approach was assessed in the context of market comparables, transactions reviewed and recent and projected Company performance. The independent third-party valuation determined that a fair value per share in the IPO Scenario was $[***] and a fair value per share in the Sale Scenario was $[***]. As Ortho Bermuda determined that the probability of each scenario was the same, the average of the two fair values was calculated and rounded to the nearest half-dollar, arriving at a fair value of $[***] per share for financial reporting purposes.

May 27, 2020 Fair Value Determination

In May 2020, Ortho Bermuda obtained an independent third-party valuation of its shares, pursuant to which Ortho Bermuda determined that the fair value of the shares was $[***] per share as of May 27, 2020 (the “Second Valuation”). In determining the Second Valuation, the independent third-party valuation again applied the income approach and the market approach to the IPO Scenario and the Sale Scenario. Similar factors were considered in these evaluations and the independent third-party valuation determined that a fair value per share in the IPO Scenario was $[***] and a fair value per share in the Sale Scenario was $[***]. As Ortho Bermuda determined that the probability of each scenario was the same, the average of the two fair values was calculated and rounded to the nearest half-dollar, arriving at a fair value of $[***] per share for financial reporting purposes.

October 26, 2020 Fair Value Determination

In October 2020, Ortho Bermuda obtained an independent third-party valuation of its shares, pursuant to which Ortho Bermuda determined that the fair value of the shares was $[***] per share as of October 26, 2020 (the “Third Valuation”). In determining the Third Valuation, the independent third-party valuation again applied the income approach and the market approach to determine that a fair value per share in the IPO Scenario and the Sale Scenario was $[***] and $[***], respectively. Due to the preparations that had been undertaken by Ortho Bermuda in anticipation of the IPO, Ortho Bermuda assigned a probability of 70% to the IPO Scenario and 30% to the Sale Scenario, resulting in a weighted fair value per share of $[***]. Consistent with prior practice, Ortho Bermuda then rounded this determination to the nearest half-dollar, arriving at a fair value of $[***] per share for financial reporting purposes.

Preliminary Assumed IPO Price

As noted above, the anticipated approximate price range for the IPO is $[***] to $[***] per share, with a midpoint of the anticipated price range of approximately $[***] per share, in each case on a pre-Reorganization basis and not giving effect to the anticipated forward share split and the Reorganization. The following table summarizes the Company’s anticipated equity values as well as the per share value on a pre-split basis (based on the low-end, midpoint and high-end of the Preliminary IPO Price Range).

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC PURSUANT TO 17 C.F.R. § 200.83

January 8, 2021

(in [millions], except per share data)	Low-End			Midpoint			High-End
Pre-Split Equity Value	$	[	***]	$	[	***]	$	[	***]
Pre-Split Equity Value Per Share	$	[	***]	$	[	***]	$	[	***]

Comparison of IPO Price Range and Estimated Fair Value

The Company notes that, as is typical in initial public offerings, the estimated Preliminary IPO Price Range was not derived using a formal valuation of fair value, but was determined by discussion among the Company and the underwriters. Among the factors that were considered in setting the Preliminary IPO Price Range were the following: (i) the Company’s financial condition and prospects, (ii) input from the Company’s “testing the waters” meetings with potential investors, (iii) the general condition of the securities market and the recent market prices of, and demand for, publicly traded common stock of generally comparable companies, (iv) the Company’s belief that the public trading market would remain receptive to companies in Ortho’s industry, (v) the Company’s belief that there would be sufficient demand for the Company’s ordinary shares to support an offering of the size contemplated by the Company, (vi) the performance of recent initial public offerings by companies in Ortho’s industry and (vii) an analysis of the typical valuation ranges seen in recent initial public offerings by companies in Ortho’s industry.

The valuation methodology used by the underwriters is based on quantitative and qualitative factors, which differ from the methodologies of the Company’s valuation specialists for the valuation reports. The Company believes that the primary factors that account for the increase in the Preliminary IPO Price Range over the Third Valuation are the factors discussed above and the following factors and positive developments:

•

The Company has taken several steps towards the completion of the IPO, including holding “testing the waters” meetings, at which the Company received positive feedback from potential investors, engaging additional underwriters, and publicly filing the Registration Statement with the Commission.

•

The Company’s revenue trajectory has continued to climb since the Third Valuation and demand forecasts remain strong. For the fiscal three months ended September 27, 2020, the Company’s core revenue (excluding local HCV) increased approximately 3.7% on a constant currency basis as compared to the fiscal three months ended September 29, 2019, which growth rate is more consistent with the trend experienced prior to the COVID-19 pandemic. For example, during the three months ended September 27, 2020, core recurring revenue in North America increased by approximately 11.1% and core revenue in Greater China increased by approximately 7.9%, in each case, as compared to the prior year period.

•

Based on its preliminary financial results, the Company experienced continuing acceleration in its business during the fiscal three months ended January 3, 2021, with increased year-over-year growth in net revenue and core revenue (excluding local HCV) as compared to prior fiscal quarters.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC PURSUANT TO 17 C.F.R. § 200.83

January 8, 2021

•

The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability-weighted, in contrast to the Third Valuation, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s ordinary shares than its IPO. If the Company had applied a weighting of 100% to the IPO Scenario, the fair value of the Company’s ordinary shares in the Third Valuation would have been $[***] per share (after giving effect to any discount for lack of marketability).

•

The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares or impact of the time value of money, which were appropriately taken into account in the Third Valuation.

•

The proceeds of a successful public offering would substantially strengthen the Company’s balance sheet as a result of a decrease in indebtedness and the completion of the IPO would provide the Company with access to the public company debt and equity markets.

•

Since the Third Valuation, the Company received authority to affix a CE Mark for sale in the European Union and the FDA accepted the Company’s Emergency Use Notification for the Company’s COVID-19 antigen test, which detects whether a patient is currently infected by COVID-19.

Conclusion

In light of the factors described in this letter, the Company respectfully advises the Staff that the Company believes that the per share fair market values used as the basis for determining equity-based compensation in connection with the Grants have been reasonable and appropriate. In addition, as discussed above, the Company does not believe that any increase in the fair value used to calculate its share-based compensation expense based upon the Preliminary Assumed IPO Price would have a material impact on the Company’s financial statements or results.

*                *                 *

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC PURSUANT TO 17 C.F.R. § 200.83

January 8, 2021

We hope the foregoing information is helpful for purposes of your review in advance of the preliminary price range for the offering. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

Enclosures

cc:	Michael A. Schlesinger, Executive Vice President, General Counsel and Secretary, Ortho Clinical Diagnostics Holdings plc
Jason M. Licht, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC PURSUANT TO 17 C.F.R. § 200.83